SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):     .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):     .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-    .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2012.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: March 22, 2013	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2012 ANNUAL RESULTS ANNOUNCEMENT

Highlights:

Revenue:	RMB248.93 billion.
Profit for the year:	RMB7.10 billion.
Basic earnings per share:	RMB0.301.

In accordance with International
Financial Reporting Standards/Hong Kong
Financial Reporting Standards	On comparable basis

• Service revenue:

RMB210.13 billion, up by 13.0%	RMB210.13 billion, up by 13.1%(a)
from 2011.	compared with 2011 on the same basis.

• Profit for the year:

RMB7.10 billion, up by 67.9%	RMB7.10 billion, up by 68.5%(a)
from 2011.	compared on with 2011 on the same basis.

• EBITDA:

RMB72.66 billion, up by 14.6%	RMB72.66 billion, up by 14.6%(a)
from 2011.	compared with 2011 on the same basis.

Note:

(a)	Excluding deferred fixed-line upfront connection fee in 2011.

CHAIRMAN’S STATEMENT

In the past 2012, the Company continued to lead the industry in terms of revenue growth. Its market share further increased, its business structure further improved, and its profitability showed significant improvement.

FINANCIAL PERFORMANCE1

In 2012, the Company’s operating revenue reached RMB248.93 billion, an increase of 19.0% compared with the previous year (excluding deferred fixed-line upfront connection fee in 2011, same hereinafter unless otherwise specified), of which, service revenue was RMB210.13 billion, up by 13.1% year-on-year.

Together with the rapid revenue growth, the Company also recorded significant improvement in profitability in 2012. EBITDA reached RMB72.66 billion, up by 14.6% year-on-year; and EBITDA as a percentage of service revenue was 34.6%, up by 0.5 percentage point year-on-year. Net profit reached RMB7.10 billion, up by 68.5% year-on-year; and basic earnings per share was RMB0.301. Operating cash flow was RMB70.62 billion, up by 6.2% year-on-year; CAPEX was RMB99.79 billion.

Based on the Company’s overall financial position in 2012 and taking into account the development needs of mobile and fixed-line broadband businesses in the future, the Board recommended a final dividend payout of RMB0.12 per share for the year ended 31 December 2012.

BUSINESS PERFORMANCE1

Centering on business scale and market share expansions, the Company accelerated the development of the key businesses in 2012, such as 3G and fixed-line broadband. Its revenue grew rapidly, and its service revenue growth exceeded the industry average by 4.1 percentage points, resulting in a further increase in its market share. In addition, the Company achieved further improvement in its business structure, with mobile business’s share of total service revenue up by 4.4 percentage points year-on-year to 60.0%, and non-voice business’s share up by 3.9 percentage points year-on-year to 53.1%.

Rapid 3G Growth Driving Transformation and Upgrade of Mobile Business

In 2012, the Company’s mobile business maintained its rapid growth momentum. Mobile subscribers reached 239.312 million at year end, up by 19.9% year-on-year; and mobile service revenue reached RMB126.04 billion, up by 22.0% year-on-year. In addition, the Company’s mobile business structure in terms of subscribers and revenue achieved further improvement. 3G’s share of total mobile subscribers reached 31.9%, up by 11.9 percentage points year-on-year; 3G’s share of mobile service revenue reached 47.4%. Mobile ARPU reached RMB47.9, up by 1.3% year-on-year, of which 3G ARPU was RMB86.1.

During the year, the Company proactively leveraged its supply chain advantage and enhanced data volume operation to drive 3G scale development. In 2012, the Company’s 3G subscribers reached 76.456 million at year end, with net additions of 36.437 million; 3G service revenue reached RMB59.80 billion, up by 82.6% year-on-year. In addition, 3G sales and marketing efficiency also recorded further improvement, with handset subsidies as a percentage of 3G service revenue falling to 10.2% from 17.7% of the previous year. In 2012, the Company’s GSM subscribers grew to 162.856 million at year end, up by 2.0% year-on-year; GSM service revenue decreased by 6.1% year-on-year to RMB66.24 billion. The revenue decline was mainly due to the decrease in revenues from traditional services such as voice and SMS.

To drive rapid growth in mobile data business, the Company enhanced the cooperation with its supply chain, further improved smartphones’ quality-to-price ratios, continued to carry out experiential marketing, and implemented the integrated operation of its mobile business. In 2012, mobile data volume increased by 92.0% compared with the previous year.

Solid Broadband Growth Ensuring Stable Development of Fixed-line Business

In 2012, the Company’s fixed-line business achieved stable development. Fixed-line service revenue grew by 1.9% year-on-year to RMB83.21 billion, of which 70.0% was generated from non-voice services, indicating a continuous improvement in business structure.

During the year, the Company continued to promote the upgrade and speed-up of its broadband network, and strived to improve user experience of its broadband subscribers. The Company’s broadband subscribers grew by 14.8% year-on-year; broadband service revenue reached RMB39.37 billion, up by 11.8% year-on-year, and its share of fixed-line service revenue reached 47.3%. The Company proactively promoted broadband-centered “WO Family” integrated service to help stabilise the fixed-line business. As at year end 2012, “WO Family” subscribers accounted for 28.8% of the Company’s residential broadband subscribers, up by 10.2 percentage points year-on-year.

Scale Development of Key Industry Applications and Further Enhanced Capability to Serve Corporate Clients

In 2012, the Company leveraged the construction of Smart City, and proactively established its incubation base for industry applications to improve its R&D capabilities. The Company also leveraged its reputation accumulated from some key sectors to expand its industry applications subscriber base through further strategic cooperation. As at year end 2012, the Company’s key industry applications users reached 22.99 million. The Company has established its leading positions in the areas such as mobile office, auto informatization, wireless surveillance, etc.

NETWORK CONSTRUCTION

In 2012, the Company strived to build future-oriented high-speed mobile and fixed-line broadband networks, and its overall network capabilities recorded substantial improvement. In 2012, the Company’s 3G base stations increased by 92,000 to 331,000, covering almost every town in the eastern and central China as well as developed towns in the western China. All of the Company’s 3G base stations have been upgraded to HSPA+, which can offer downlink speed up to 21Mbps, maintaining the Company’s network advantage. The Company also accelerated the upgrade of its transmission network, and the network’s transmission capacity and load-carrying capabilities were significantly strengthened.

Leveraging the further implementation of broadband network upgrade and speed-up, the Company continued to carry out fiber optic broadband network construction to strengthen its broadband network competitiveness. As at year end, the Company’s fixed-line broadband access ports increased by 23.9% to 106.46 million, of which 59% were FTTH/B access ports, up by 14 percentage points year-on-year.

MANAGEMENT REFORM

In 2012, the Company continued to carry out management reform in key areas. Striving to enhance sales and customer service capabilities, the Company further optimised job functions, consolidated resources, improved market-driven, customer-focused vertically integrated sales and marketing system, and proactively explored ways to establish operation and management mechanism suitable for e-commerce. The Company also further pushed forward the centralised, standard and professional data management to enhance IT system’s supporting capability and overall management transparency. In addition, the Company further enhanced full cost evaluation and benchmarking management toward local access network units, and optimised scale and profit oriented remuneration incentive mechanism. As a result, the Company’s overall vigor was further strengthened.

CORPORATE SOCIAL RESPONSIBILITY

The Company has been committed to balancing between its business development and its social responsibility. The Company proactively promoted sustainable development mode, took good care of its employees, dedicated itself to public services and strived to contribute to the society. The Company proactively promoted energy-saving technologies as well as joint construction and co-sharing of telecom infrastructure, and pushed forward the transformation of offline products and services to online. In 2012, the energy consumption per carrier frequency in its mobile network fell by 7.5% year-on-year. With high social responsibility awareness and quick response, the Company ensured safe and stable communications during the natural disasters such as the floods in South China and the earthquake in Yunnan in 2012. The Company paid great attention to employee care and closely followed employees’ physical and mental health to improve employees’ satisfaction and royalty.

OUTLOOK

Looking into 2013, China’s economy is expected to maintain stable growth. The development of new industrialisation, informatisation, urbanisation and agricultural modernisation also shows clear acceleration. The government is expected to take further measures to enlarge domestic consumption and ensure people’s livelihood. All these are bringing in new opportunities to the communications industry. In addition, further maturing mobile Internet value chain, rapidly growing demand for data services and accelerating penetration of informatization into all parts of the society indicate that 3G and broadband businesses are still on the stage of rapid growth.

2013 is still important development window of opportunity for China Unicom. The Company will firmly grasp the strategic opportunity, fully leveraged its differentiated advantages, and accelerate the scale and profitable development. The Company will also pay close attention and proactively response to new opportunities brought about by LTE, market opening and trials on resale of mobile services. The Company set up the following development targets for 2013: industry-leading revenue growth, further increased profitability, substantially lowered CAPEX-to-sales ratio, continued network advantages, and further enhanced informatisation capability.

Centering on its full year development targets, the Company will accelerate scale and profitable growth in 3G business, ensure solid growth in broadband business, accelerate the integrated development of 2G and 3G businesses, fixed-line and mobile businesses, and continue to increase its efforts on industry applications development and promotion, so as to realise continuous rapid growth in mobile business and stable development of fixed-line business. The Company will further improve margins, investment returns and resource use efficiency to realise continuous rapid growth in EBITDA and net profit. The Company will further improve 3G network coverage to maintain its network advantage and enhance network quality and customer perception; accelerate FTTH/B based fiber optic access network construction; and fully deploy IPRAN to increase transmission capacity and meet future bandwidth demand from LTE. In addition, the Company will continue to carry out further management improvement, accelerate the transformation of sales and customer service system to cope with mobile Internet trend, and continuously improve its capabilities in market response and customer service to keep pace with ever changing market, so as to constantly strengthen its internal development capabilities.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and different parts of the society for their support to the development of the Company, and also to the management and all staff members of the Company for their consistent efforts in the development of the Company.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 21 March 2013

Notes:

1.	Except for basic earnings per share, all other revenue and profit figures exclude deferred fixed-line upfront connection fee of RMB15 million in 2011.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2012, which were extracted from the audited financial statements of the Group as set out in the Company’s 2012 Annual Report.

CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

		As at 31 December
	Note	2012	2011
ASSETS
Non-current assets
Property, plant and equipment		430,997	381,859
Lease prepayments		7,601	7,657
Goodwill		2,771	2,771
Deferred income tax assets		6,534	5,091
Financial assets at fair value through other comprehensive income	6	5,567	6,951
Other assets		14,480	13,101

		467,950	417,430

Current assets
Inventories and consumables		5,803	4,651
Accounts receivable	7	13,753	11,412
Prepayments and other current assets		9,580	6,127
Amounts due from related parties		18	22
Amounts due from domestic carriers		738	1,181
Short-term bank deposits		32	304
Cash and cash equivalents		18,250	15,106

		48,174	38,803

Total assets		516,124	456,233

EQUITY
Equity attributable to owners of the parent
Share capital	8	2,311	2,311
Share premium	8	173,473	173,472
Reserves	9	(20,509)	(20,016)
Retained profits
– Proposed final dividend	14	2,828	2,356
– Others		51,402	47,775

Total equity		209,505	205,898

		As at 31 December
	Note	2012	2011
LIABILITIES
Non-current liabilities
Long-term bank loans		536	1,384
Promissory notes		—	15,000
Convertible bonds	10	—	11,118
Corporate bonds		2,000	7,000
Deferred income tax liabilities		20	17
Deferred revenue		1,412	1,801
Other obligations		331	88

		4,299	36,408

Current liabilities
Accounts payable and accrued liabilities	11	108,486	95,252
Taxes payable		1,820	1,232
Amounts due to ultimate holding company		567	342
Amounts due to related parties		4,767	5,707
Amounts due to domestic carriers		1,163	1,344
Commercial papers	12	38,000	38,000
Short-term bank loans		69,175	32,322
Convertible bonds	10	11,215	—
Current portion of long-term bank loans		850	50
Current portion of promissory notes		15,000	—
Current portion of corporate bonds		5,000	—
Dividend payable		561	488
Current portion of deferred revenue		729	882
Current portion of other obligations		2,642	2,586
Advances from customers		42,345	35,722

		302,320	213,927

Total liabilities		306,619	250,335

Total equity and liabilities		516,124	456,233

Net current liabilities		(254,146)	(175,124)

Total assets less current liabilities		213,804	242,306

CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Year ended 31 December
	Note	2012	2011
Revenue	13	248,926	209,167
Interconnection charges		(18,681)	(16,380)
Depreciation and amortisation		(61,057)	(58,021)
Networks, operations and support expenses		(32,516)	(29,449)
Employee benefit expenses		(28,778)	(26,601)
Costs of telecommunications products sold		(45,040)	(29,739)
Other operating expenses		(51,252)	(43,586)
Finance costs		(3,664)	(1,474)
Interest income		240	230
Other income – net		1,343	1,451

Profit before income tax		9,521	5,598
Income tax expenses	5	(2,425)	(1,371)

Profit for the year		7,096	4,227

Profit attributable to:
Owners of the parent		7,096	4,227

Earnings per share for profit attributable to owners of the parent during the year:
Basic earnings per share (RMB)	15	0.30	0.18

Diluted earnings per share (RMB)	15	0.30	0.18

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2012	2011
Profit for the year	7,096	4,227

Other comprehensive loss:
Changes in fair value of financial assets through other comprehensive income	(1,530)	(2,629)
Tax effect on changes in fair value of financial assets through other comprehensive income	384	656

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,146)	(1,973)
Currency translation differences	(2)	(17)

Other comprehensive loss for the year, net of tax	(1,148)	(1,990)

Total comprehensive income for the year	5,948	2,237

Total comprehensive income attributable to:
Owners of the parent	5,948	2,237

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

		Year ended 31 December
	Note	2012	2011
Cash flows from operating activities
Cash generated from operations	(a)	76,429	70,362
Interest received		242	230
Interest paid		(4,372)	(3,205)
Income tax paid		(1,679)	(896)

Net cash inflow from operating activities		70,620	66,491

Cash flows from investing activities
Purchase of property, plant and equipment		(86,783)	(77,861)
Proceeds from disposal of property, plant and equipment and other assets		1,086	1,431
Dividends received from financial assets at fair value through other comprehensive income		242	816
Payment for investment in Telefónica S.A.		—	(3,367)
Consideration paid for the acquisition of Unicom New Horizon Telecommunications Company Limited, net of cash acquired		(10,314)	—
Decrease/(increase) in short-term bank deposits		272	(31)
Purchase of other assets		(3,983)	(3,958)

Net cash outflow from investing activities		(99,480)	(82,970)

		Year ended 31 December
	Note	2012	2011
Cash flows from financing activities
Proceeds from exercise of share options		1	35
Proceeds from commercial papers		67,797	61,867
Proceeds from short-term bank loans		87,111	55,242
Proceeds from related party loans		—	219
Repayment of commercial papers		(68,000)	(47,000)
Repayment of short-term bank loans		(50,285)	(59,132)
Repayment of long-term bank loans		(48)	(43)
Repayment of related parties loans		(2,170)	—
Repayment of capital element of finance lease		(119)	(130)
Dividends paid to owners of the parent	14	(2,283)	(2,070)

Net cash inflow from financing activities		32,004	8,988

Net increase/(decrease) in cash and cash equivalents		3,144	(7,491)
Cash and cash equivalents, beginning of year		15,106	22,597

Cash and cash equivalents, end of year		18,250	15,106

Analysis of the balances of cash and cash equivalents:
Cash balances		5	6
Bank balances		18,245	15,100

		18,250	15,106

(a)	The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2012	2011
Profit before income tax	9,521	5,598
Adjustments for:
Depreciation and amortisation	61,057	58,021
Interest income	(240)	(230)
Finance costs	3,326	1,266
Gain on disposal of property, plant and equipment and other assets	(617)	(429)
Share-based compensation costs	14	17
Provision for doubtful debts	3,150	2,645
Dividends from financial assets at fair value through other comprehensive income	(415)	(867)
Changes in working capital:
Increase in accounts receivable	(4,841)	(4,753)
Increase in inventories and consumables	(1,151)	(923)
Decrease in other assets	354	230
Increase in prepayments and other current assets	(3,308)	(1,004)
Decrease in amounts due from related parties	4	27
Decrease in amounts due from domestic carriers	443	80
Increase in accounts payable and accrued liabilities	4,245	3,574
(Decrease)/increase in taxes payable	(532)	13
Increase in advances from customers	6,623	6,815
Decrease in deferred revenue	(542)	(530)
Increase in other obligations	33	–
Increase/(decrease) in amounts due to ultimate holding company	200	(45)
(Decrease)/increase in amounts due to related parties	(714)	386
(Decrease)/increase in amounts due to domestic carriers	(181)	471

Cash generated from operations	76,429	70,362

NOTES (All amounts in RMB millions unless otherwise stated)

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”, formerly known as China Netcom Group Corporation (BVI) Limited). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

The financial figures in respect of the announcement of the Group’s results for the year ended 31 December 2012 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

Acquisition of Unicom New Horizon Telecommunications Company Limited

On 21 November 2012, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Unicom Group, pursuant to which CUCL agreed to acquire the entire equity interest of Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) to CUCL. The acquisition was completed on 26 December 2012.

Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the “2011 Business Combination”)

On 1 December 2011, China Unicom Broadband Online Limited Corporation (“Broadband Online”, a wholly-owned subsidiary of CUCL) entered into an equity interest transfer agreement with Unicom Group, pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited (“Unicom NewSpace”) from Unicom Group for a total cash consideration of approximately RMB158 million. The acquisition was completed on 1 December 2011.

2.	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. These financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income which are carried at fair value.

(a)	Acquisition of Unicom New Horizon

As stated in Note 1, on 26 December 2012, CUCL completed the acquisition of Unicom New Horizon from Unicom Group with a total cash consideration of approximately RMB12,166 million.

In accordance with IFRS/HKFRS 3 (Revised), a business consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return.

Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, “Property, plant and equipment” in the period of purchase. The assets and liabilities acquired from Unicom New Horizon as at the completion date were as follows:

Cash and cash equivalents	1,852
Other current assets	735
Property, plant and equipment	12,127
Deferred income tax assets	780
Other non-current assets	144
Accounts payable and accrued liabilities	(1,310)
Amounts due to ultimate holding company	(25)
Amounts due to related parties	(1,935)
Other current liabilities	(17)

12,351
Transfer of profit to Unicom Group in relation to the acquisition of Unicom New Horizon	(185)

Total consideration	12,166

(b)	Business Combination of Entity and Business under Common Control

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace was under the control of Unicom Group, the Group’s ultimate holding company before and after the acquisition.

Under HKFRSs, the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entity had always been under common control during all the periods presented.

(c)	Going Concern Assumption

As at 31 December 2012, current liabilities of the Group exceeded current assets by approximately RMB254.1 billion (2011: approximately RMB175.1 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB223.5 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB116.3 billion was unutilised as at 31 December 2012; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2012 have been prepared on a going concern basis.

(d)	Critical Accounting Estimates and Judgment

Except for those new accounting standards, amendments and interpretations pronouncements adopted for the first time for the financial year beginning 1 January 2012 which are detailed in Note 2 “Summary of significant accounting policies”, to the consolidated financial statements as set out in the Group’s 2012 annual report, the significant accounting policies adopted and critical accounting estimates and judgment made in the preparation of the annual financial statement for the year ended 31 December 2012 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2011.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (“CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

Prior to 1 January 2012, the mobile business and the fixed-line business were identified as the major operating segments of the Group and the CODM evaluated the results of operating segments based on revenue and costs that were directly attributable to them.

Considering the in-depth development of the integrated telecommunications business model and that the mobile business and the fixed-line business have increasingly significant common costs and expenses, in 2012 the Group changed its management structure by centralised functions instead of business lines. Under the integrated business model with the enhancement of operations through functional departments, the CODM no longer evaluated the results of mobile business and fixed-line business separately based on revenue and costs that were directly attributable to them. Since 1 January 2012, the CODM has started to make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2011: 16.5%) on the estimated assessable profits for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2011: 25%).

	2012	2011
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	24	20
– Outside Hong Kong	2,604	734
Adjustments to prior years’ current tax outside Hong Kong	73	117

	2,701	871
Deferred taxation	(276)	500

Income tax expenses	2,425	1,371

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2012	2011
Equity securities issued by corporates	5,567	6,951

Analysed by place of listing:
Listed in the PRC	125	114
Listed outside the PRC	5,442	6,837

	5,567	6,951

For the year ended 31 December 2012, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB1,530 million (2011: decrease of approximately RMB2,629 million). The decrease, net of tax impact, of approximately RMB1,146 million (2011: decrease, net of tax impact, of approximately RMB1,973 million) was recorded in the consolidated statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	2012	2011
Within one month	10,221	8,556
More than one month to three months	1,149	1,009
More than three months to one year	3,859	3,189
More than one year	2,590	2,168

	17,819	14,922
Less: Provision for doubtful debts	(4,066)	(3,510)

	13,753	11,412

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

8.	SHARE CAPITAL

	2012	2011
	HKD millions	HKD millions
Authorised:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
At 1 January 2011	23,562	2,355	2,310	173,436	175,746
Issuance of shares upon exercise of options	3	1	1	36	37

At 31 December 2011	23,565	2,356	2,311	173,472	175,783
Issuance of shares upon exercise of options	—	—	—	1	1

At 31 December 2012	23,565	2,356	2,311	173,473	175,784

9.	RESERVES

	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Total
Balance at 1 January 2011	79	623	(1,334)	24,830	572	(42,970)	(18,200)
Total comprehensive loss for the year	—	—	(1,973)	—	—	(17)	(1,990)
Consideration for 2011 Business Combination under common control	—	—	—	(5)	—	(121)	(126)
Transfer to statutory reserves	—	—	—	15	—	—	15
Appropriation to statutory reserves	—	—	—	271	—	—	271
Equity-settled share option schemes:
– Value of employee services	—	17	—	—	—	—	17
– Issuance of shares upon exercise of options	—	(2)	—	—	—	—	(2)
– Transfer between reserves upon lapsing of options	—	(1)	—	—	—	—	(1)

Balance at 1 January 2012	79	637	(3,307)	25,111	572	(43,108)	(20,016)
Total comprehensive loss for the year	—	—	(1,146)	—	—	(2)	(1,148)
Appropriation to statutory reserves	—	—	—	641	—	—	641
Equity-settled share option schemes:
– Value of employee services	—	14	—	—	—	—	14

Balance at 31 December 2012	79	651	(4,453)	25,752	572	(43,110)	(20,509)

10.	CONVERTIBLE BONDS

The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

	2012	2011
Movement of liability component:
Beginning of year	11,118	11,558
Less: interest paid	(87)	(89)
Less: effect of exchange gain on liability component	(28)	(565)
Add: imputed finance cost	212	214

End of year	11,215	11,118

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to owners of the parent.

The liability component of the convertible bonds at 31 December 2012 amounted to approximately RMB11,215 million (equivalent to USD1,784 million) (2011: approximately RMB11,118 million, equivalent to USD1,765 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

During the years ended 31 December 2012 and 2011, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is as follows:

	2012	2011
Less than six months	96,044	85,699
Six months to one year	7,293	5,483
More than one year	5,149	4,070

	108,486	95,252

12.	COMMERCIAL PAPERS

On 25 August 2011, CUCL issued tranche one of 2011 commercial papers in an amount of RMB15 billion, with a maturity date of 366 days from the date of issue and carried interest at 5.23% per annum. The commercial papers were fully repaid in August 2012.

On 20 October 2011, CUCL issued tranche two of 2011 commercial papers in an amount of RMB8 billion, with a maturity date of 366 days from the date of issue and carried interest at 5.78% per annum. The commercial papers were fully repaid in October 2012.

On 21 November 2011, CUCL issued tranche five of 2011 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.65% per annum. The super and short-term commercial papers were fully repaid in May 2012.

On 16 May 2012, CUCL issued tranche one of 2012 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carried interests at 3.88% per annum. The super and short-term commercial papers were fully repaid in July 2012.

On 12 July 2012, CUCL issued tranche one of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 3.45% per annum.

On 28 August 2012, CUCL issued tranche two of 2012 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carried interests at 3.70% per annum. The super and short-term commercial papers were fully repaid in October 2012.

On 24 October 2012, CUCL issued tranche two of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 4.20% per annum.

On 25 October 2012, CUCL issued tranche three of 2012 commercial papers in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interests at 4.20% per annum.

13.	REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB7,339 million for the year ended 31 December 2012 (2011: approximately RMB6,352 million).

The major components of revenue are as follows:

	2012	2011
Service revenue from mobile business	126,036	103,307
Service revenue from fixed-line business	83,213	81,642
Other service revenue	878	936

Total service revenue	210,127	185,885
Sales of telecommunications products	38,799	23,282

	248,926	209,167

14.	DIVIDENDS

At the annual general meeting held on 29 May 2012, the shareholders of the Company approved the payment of a final dividend of RMB0.10 per ordinary share for the year ended 31 December 2011 totaling approximately RMB2,356 million which has been reflected as a reduction of retained profits for the year ended 31 December 2012. As at 31 December 2012, all dividends have been paid by the Company, except for dividends payable of approximately RMB552 million to Unicom BVI.

At a meeting held on 21 March 2013, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.12 per ordinary share to the shareholders for the year ended 31 December 2012 totaling approximately RMB2,828 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2012, but will be reflected as an appropriation of retained profits in the financial statements for the year ended 31 December 2013.

	2012	2011
Proposed final dividend:
RMB0.12 (2011: RMB0.10) per ordinary share by the Company	2,828	2,356

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from 1 January 2008. Therefore, as at 31 December 2012, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

15.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the years ended 31 December 2012 and 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The potential ordinary shares which are not dilutive for the years ended 31 December 2011 arose from the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2012	2011
Numerator (in RMB millions):
Profit attributable to owners of the parent used in computing basic earnings per share	7,096	4,227
Imputed finance cost on the liability component of convertible bonds	212	–

Profit attributable to owners of the parent used in computing diluted earnings per share	7,308	4,227

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,565	23,564
Dilutive equivalent shares arising from share options	190	221
Dilutive equivalent shares arising from convertible bonds	909	–

Shares used in computing diluted earnings per share	24,664	23,785

Basic earnings per share (in RMB)	0.30	0.18

Diluted earnings per share (in RMB)	0.30	0.18

16.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	2012	2011
Transactions with Unicom Group and its subsidiaries:
Leasing fee of Telecommunications Networks in Southern China	2,600	2,400
Charges for value-added telecommunications services	13	51
Rental charges for property leasing	922	954
Charges for lease of telecommunications resources	293	307
Charges for engineering design and construction services	2,890	2,728
Charges for shared services	186	177
Charges for equipment procurement services	394	227
Charges for ancillary telecommunications services	1,447	1,174
Charges for comprehensive support services	240	171
Income from comprehensive support services	93	108

17.	CONTINGENT LIABILITIES

As aforementioned in Note 13, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited, which merged with CUCL on 1 January 2009. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2012 and 2011.

In addition, in 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2012 and 2011.

18.	EVENTS AFTER BALANCE SHEET DATE

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2012. For details, please refer to Note 14.

BUSINESS OVERVIEW

In 2012, the Company strengthened its business innovation efforts, established a vertically integrated marketing system, and continued to improve its sales capability. As a result, the Company’s 3G and broadband businesses achieved rapid development, its revenue growth continued to lead the telecommunications industry, and its market share increased steadily.

Mobile Business

3G Business

In 2012, the Company achieved rapid growth in 3G business by leveraging on the pulling effects of handsets, distribution channels and applications, improving tariff packages, optimising contract plans, and promoting integrated 2G/3G products. Through further handset customisation and professional operation of the handset business, the Company took the leading role in the handset supply chain and achieved significant growth in contract subscribers. By leveraging on the advantages of its nationwide unified electronic sales platform and effectively expanding its physical channels as well as e-channels, the Company improved its sales and customer service capabilities. By promoting experiential marketing to cultivate user demand and launching innovative data usage packages to enhance the value of data volume, the Company successfully increased not only data traffic but also data revenue. Furthermore, the Company established a full lifecycle management system for 3G subscribers and launched 3G data volume upgrade program to strengthen customer retention. The Company also enhanced its capabilities in Internet applications to promote the key applications such as WO app store and mobile music. In 2012, the number of 3G subscribers increased by 36.437 million to 76.456 million, of which the number of wireless data card subscribers amounted to 5.649 million; 3G handset data usage reached 93.99 billion MB, up by 185.0% year-on-year, the average data usage per 3G smartphone user per month was 256MB, and 3G ARPU per month was RMB86.1; as at 31 December 2012, the registered subscribers of app store and mobile music were 18.94 million and 22.15 million, respectively.

GSM Business

In 2012, the Company achieved stable growth in GSM subscribers by establishing centralised channel management system and further flattening and standardising GSM distribution channels. The Company also promoted data traffic growth by enhancing GPRS data volume management and bundled sales and marketing, as well as opening EDGE, AMR and paging services over the entire network. Meanwhile, the Company accelerated the migration of 2G subscribers to 3G network by promoting integrated 2G/3G packages. The Company also carried out subscription-length based upgrade programs among existing subscribers, so as to improve customer perception. In 2012, the number of GSM subscribers increased by 3.215 million to 162.856 million; total GSM voice usage reached 475.7 billion minutes, down by 1.9% year-on-year; ARPU per month was RMB34.2, down by 8.6% year-on-year; the number of mobile Internet subscribers increased by 11.467 million to 75.066 million, representing a penetration rate of 46.1%; data usage of GPRS increased by 77.4% year-on-year.

Fixed-line Business

In 2012, the Company further carried out the broadband network upgrade and speed-up, optimised the sales and marketing system of fixed-line business, improved customer perception, strengthened customer retention and improved customer service capability, so as to promote the rapid development of fixed-line broadband business. By fully leveraging on the advantages of bundled sales of fiber optic broadband and mobile services, the Company encouraged subscribers to upgrade to high value products, and further improved the fixed-line revenue mix. In 2012, the number of broadband subscribers increased by 8.218 million to 63.869 million. Subscribers of plans with 4M bandwidth or above accounted for 63.8% of all broadband subscribers, up by 22.5 percentage points year-on-year. The number of broadband content and application subscribers reached 19.058 million, accounting for 29.8% of all broadband subscribers. ARPU of broadband subscribers per month was RMB54.4, down by 3.5% year-on-year. The number of “WO Family” subscribers increased by 6.50 million, which helped to bring in 4.95 million new broadband subscribers and 3.25 million new local access subscribers.

In 2012, the number of local access subscribers declined by 894,000 to 91.957 million, among which the number of PHS subscribers declined by 2.365 million to 5.422 million. ARPU of local access subscribers per month was RMB22.6, down by 12.1% year-on-year.

Network Capability

In 2012, the Company focused on its network construction for 3G business. The Company rapidly expanded the broad coverage of 3G network, improved the in-depth coverage of 3G network in urban areas, and selectively expanded the coverage and capacity of 2G network. Meanwhile, the Company accelerated broadband network upgrade and speed-up, and further enhanced the network capability. In 2012, the number of 3G base stations increased by 92,000 to 331,000 and 3G network has covered all cities in China, almost every town in the eastern and central China and developed towns in the western China, with 3G network coverage rate in townships increased by 44 percentage points. The Company also upgraded the whole 3G network to HSPA+ and maintained its leading position in terms of 3G network speed. The number of GSM base stations increased by 36,000 to 411,000 and GSM network has reached all townships except those in certain western regions of China. In 2012, the number of broadband access ports increased by 20.54 million to 106.46 million, of which FTTH/B access ports accounted for 59% of the total broadband access ports.

The Company continued to expand its international network coverage and optimised its international network layout. As at the end of 2012, international Internet outbound bandwidth reached 642G, international submarine cable capacity reached 2,066G, international terrestrial cable capacity reached 2,490G, the number of overseas network nodes reached 82, and international roaming coverage reached 567 operators in 247 countries and regions.

Sales and Marketing

Branding

In 2012, the Company persisted on its 3G-led integrated innovation strategy. In light of its differentiated advantages such as 3G’s high network speed, broad network coverage, variety of handsets and applications, international roaming coverage as well as smart city and fiber optic network, the Company successfully enhanced its brand reputation. By enhancing the promotion of the perfect combination of its HSPA+ network and star smartphones , the Company highlighted the outstanding quality of its high speed mobile Internet network, and further enhanced its “WO” brand value as well as its corporate brand value.

Sales and Marketing

In 2012, the Company continued to implement its unified 3G strategy, strengthened data volume management, constantly innovated 3G products to cope with user demand, optimised contract plans, carried out integrated 2G/3G sales and marketing, and further enhanced handset customisation, so as to enhance product competitiveness. The Company also strengthened the experiential marketing practice and promoted the e-commerce marketing model, so as to increase sales and customer service capabilities. The Company further optimised “WO Family” and “WO Business” bundled packages, strengthened the capability of constructing fiber optical access ports and accelerated the sales and marketing on broadband speed-up, so as to improve broadband resources as well as sales and customer service capabilities.

In 2012, the Company designed a comprehensive system on strategic terminal products and deepened its strategic cooperation with terminal vendors. Leveraging on thousand-RMB smartphones and star terminals, the Company further enhanced the quality-to-price ratio and competitiveness of its terminal products. Meanwhile, the Company promoted the collaborative development of different terminal brands to better utilise vendors’ channel resources. In addition, the Company optimised its terminal customisation and sales policies and strengthened professional operation of terminals, so as to ensure the large-scale growth in contract subscribers and improve operational efficiency on terminals.

In 2012, the Company continued to strengthen the aggregation of Internet applications, enhanced the capability to integrate online/offline applications, improved innovation in application development, strengthened the operation of key applications, and promoted the implementation of WO+ open platform, so as to facilitate the rapid development of mobile Internet business and the increase in data volume.

In 2012, driven by its outstanding solutions on industrial applications, the Company implemented its “smart city” strategy, provided informatisation solutions to corporate clients, and established industry-focused vertical marketing system. Meanwhile, the Company leveraged on strategic agreements with corporate clients to drive its business development, and increased its influence in many sectors such as government, financial industry, automobile industry, the Internet and media industry. The Company’s service revenue generated from corporate clients increased by 24.4% year-on-year.

Distribution Channels

In 2012, the Company continued to improve its distribution channel system that serves all its businesses, and further increased its distribution channel capacity. The Company continued to carry out experiential marketing, strengthened on-site store management, improved sales efficiency and stimulated sales vigor. As a result, the sales capacity in its core sales store increased by 62% year-on-year. The Company achieved full strategic cooperation with national-level chain stores, expanded the scale of third-party channels, and ensured effective supports toward those channels. As a result, the sales capacity per unit in key third-party channels increased by 65% year-on-year. Coping with the mobile Internet trend, the Company established integrated e-commerce management system and operation mechanism, fully upgraded its online stores, innovated online sales model, launched China Unicom official flagship stores, constantly improved functions of handset online stores, and strengthened the layout of self-service terminals, so as to enhance the sales and customer service capabilities of e-channel. In 2012, the revenue generated from the e-channel amounted to RMB35.8 billion, up by 55% year-on-year; and the transactions conducted over the e-channel accounted for 34% of the total transactions.

Customer Care

In 2012, the Company shortened the queuing time at sales outlets by carrying out service improvement projects and optimising customer service procedures. The Company also opened green channel management system to improve its customer service capability for VIP clients. The Company accelerated customer service reform and process refining to cope with the trend of mobile Internet and established differentiated advantages in customer service. The Company further enhanced weibo-based customer care capability, and launched online 3G customer services in a large scale. The customer service time was extended to 24 hours a day and 7 days a week, daily customer service volume reached 338,000 times at the end of December 2012, and the call-connection rate reached 94%. In addition, the Company promoted consumption alert services for all its services, and standardised the resolution of disputes over data volume, resulting in improved customer satisfaction.

FINANCIAL OVERVIEW1

I.	OVERVIEW

In 2012, the Company sustained a rapid growth in revenue and continuously optimised its business structure, resulting in an improved profitability.

In 2012, the Group’s revenue was RMB248.93 billion, up by 19.0% compared with last year. Profit for the year was RMB7.10 billion, up by 68.5% compared with last year. Basic earnings per share1 was RMB0.301, up by 68.2% compared with last year.

In 2012, net cash flow from operating activities was RMB70.62 billion. Capital expenditure was RMB99.79 billion. Liabilities-to-assets ratio was 59.4% as at 31 December 2012.

II.	REVENUE

In 2012, the Group’s revenue was RMB248.93 billion, of which, service revenue accounted for RMB210.13 billion, up by 13.1% compared with last year. Revenue from sales of telecommunications products was RMB38.80 billion.

The table below sets forth the composition of service revenue by business, including as a percentage of the service revenue for the years of 2012 and 2011.

	2012		2011
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	210.13	100.0%	185.87	100.0%
Include: Mobile business	126.04	60.0%	103.31	55.6%
Include: 3G service	59.80	28.5%	32.74	17.6%
Fixed-line business	83.21	39.6%	81.63	43.9%
Include: Broadband service	39.37	18.7%	35.23	19.0%

1.	Mobile Business

In 2012, service revenue from the mobile business was RMB126.04 billion, up by 22.0% compared with last year. Out of service revenue from the mobile business, 3G service revenue accounted for RMB59.80 billion, up by 82.6% compared with last year and, as a percentage of service revenue from the mobile business increased from 31.7% in 2011 to 47.4% in 2012.

2.	Fixed-line Business

In 2012, service revenue from the fixed-line business was RMB 83.21 billion, up by 1.9% compared with last year, of which service revenue from fixed-line broadband business was RMB39.37 billion, up by 11.8% compared with last year and, as a percentage of service revenue from the fixed-line business, increased from 43.2% in 2011 to 47.3% in 2012.

III.	COSTS AND EXPENSES

In 2012, total costs and expenses2 amounted to RMB239.41 billion, up by 17.6% compared with last year and 1.4 percentage points lower than the increase in revenue in 2012. Out of total costs and expenses, costs of telecommunications products sold accounted for RMB45.04 billion in 2012. Revenue from sales of telecommunications products accounted for RMB38.80 billion in 2012. Loss on sales of telecommunications product amounted to RMB6.24 billion, of which 3G terminal subsidy cost accounted to RMB6.10 billion in 2012.

The adjusted total costs and expenses3 amounted to RMB200.47 billion, up by 11.6% compared with last year and 1.5 percentage points lower than the increase in revenue in 2012. The table below sets forth the major items of the adjusted costs and expenses and their respective percentage of the service revenue for the years of 2012 and 2011:

	2012		2011
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Total	200.47	95.4%	179.62	96.6%
Include: Interconnection charges	18.68	8.9%	16.38	8.8%
Depreciation and amortisation	61.06	29.1%	58.02	31.2%
Networks, operations and support expenses	32.52	15.5%	29.45	15.8%
Employee benefit expenses	28.78	13.7%	26.60	14.3%
Selling and marketing expenses	35.04	16.7%	28.75	15.5%
3G terminal subsidy cost	6.10	2.9%	5.79	3.1%
General, administrative and other expenses	16.21	7.6%	14.84	8.0%
Finance costs, net of interest income	3.42	1.6%	1.24	0.7%
Other income-net	–1.34	–0.6%	–1.45	–0.8%

1.	Interconnection charges

In 2012, the interconnection usage increased as the Company’s number of subscribers and revenue grew rapidly. The interconnection charges amounted to RMB18.68 billion in 2012, up by 14.1% compared with last year and, as a percentage of service revenue, changed from 8.8% in 2011 to 8.9% in 2012.

2.	Depreciation and amortisation

In 2012, the Company further expanded its network coverage and improved the network quality and network capability. Depreciation and amortisation charges in 2012 were RMB61.06 billion, up by 5.2% compared with last year and, as a percentage of service revenue, decreased from 31.2% in 2011 to 29.1% in 2012.

3.	Networks, operations and support expenses

Due to the expansion in network coverage and its relevant assets, as well as increases in utilities charges and rental expenses, the Company continued to strengthen costs control, and proactively carried out energy conservation and emission reduction measures. The Company incurred networks, operations and support expenses of RMB32.52 billion in 2012, up by 10.4% compared with last year. Networks, operations and support expenses, as a percentage of service revenue, decreased from 15.8% in 2011 to 15.5% in 2012.

4.	Employee benefit expenses

In 2012, the Company committed to linking the employee benefit expenses to the revenue and operational efficiency. The Company’s employee benefit expenses in 2012 amounted to RMB28.78 billion, up by 8.2% compared with last year and, as a percentage of service revenue, decreased from 14.3% in 2011 to 13.7% in 2012.

5.	Selling and marketing expenses

In 2012, the Company responded proactively to the competitions in market and accelerated the development of key businesses and fully utilised the role of channels and applications in driving business development. In 2012, selling and marketing expenses were RMB35.04 billion, up by 21.9% compared with last year and, as a percentage of service revenue, changed from 15.5% in 2011 to 16.7% in 2012.

6.	3G terminal subsidy cost

In 2012, the Company continued to optimise 3G contract policies and accelerate the growth in the number of contract subscribers. The Company’s 3G terminal subsidy cost amounted to RMB6.10 billion, up by 5.4% compared with last year, as a percentage of total revenue, changed from 3.1% in 2011 to 2.9% in 2012 and, as a percentage of 3G service revenue, changed from 17.7% in 2011 to 10.2% in 2012.

7.	General, administrative and other expenses

In 2012, general, administrative and other expenses were RMB16.21 billion, up by 9.3% compared with last year and, as a percentage of service revenue, decreased from 8.0% in 2011 to 7.6% in 2012.

8.	Finance costs, net of interest income

In 2012, due to the increase in interest-bearing debts, decrease in exchange gains and other factors, finance costs, net of interest income, was RMB3.42 billion, up by RMB2.18 billion compared with last year.

9.	Other income-net

In 2012, other income-net was RMB1.34 billion, down by RMB0.11 billion compared with last year.

IV.	EARNINGS

1.	Profit before income tax

In 2012, the Company’s profit before income tax was RMB9.52 billion, up by 70.6% compared with last year. The significant improvement in profitability was primarily due to the rapid development of business volumes and revenue growth.

2.	Income tax

In 2012, the Company’s income tax was RMB2.43 billion and the effective tax rate was 25.5%.

3.	Profit for the year

In 2012, the Company’s profit for the year was RMB7.10 billion, up by 68.5% compared with last year. Basic earnings per share was RMB0.301, up by 68.2% compared with last year.

V.	EBITDA[4]

The Company’s EBITDA was RMB72.66 billion in 2012, up by 14.6% compared with last year. EBITDA as a percentage of service revenue was 34.6%, up by 0.5 percentage points compared with last year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Company totaled RMB99.79 billion in 2012, which mainly consisted of investments in mobile networks, broadband and data, and infrastructure and transmission networks. In 2012, capital expenditure attributable to mobile networks was RMB40.92 billion; capital expenditure attributable to broadband and data was RMB25.52 billion; and capital expenditure attributable to infrastructure and transmission networks was RMB25.53 billion.

In 2012, the Company’s net cash inflow from operating activities was RMB70.62 billion. Free cash flow was RMB-29.17 billion after the deduction of the capital expenditure in 2012.

The table below sets forth the major items of the capital expenditure in 2012.

	2012
RMB (in billions)	Total amount	As percentage
Total	99.79	100.0%
Include: Mobile networks	40.92	41.0%
Broadband and data	25.52	25.6%
Infrastructure and transmission networks	25.53	25.6%
Others	7.82	7.8%

VII. BALANCE SHEET

The Company’s total assets increased from RMB456.23 billion as at 31 December 2011 to RMB516.12 billion as at 31 December 2012. Total liabilities increased from RMB250.34 billion as at 31 December 2011 to RMB306.62 billion as at 31 December 2012. The liabilities-to-assets ratio changed from 54.9% as at 31 December 2011 to 59.4% as at 31 December 2012. The debt-to-capitalisation ratio changed from 34.2% as at 31 December 2011 to 40.4% as at 31 December 2012. The net debt-to-capitalisation ratio was 35.2%.

The Company’s net current liabilities (i.e. current liabilities minus current assets) changed from RMB175.12 billion as at 31 December 2011 to RMB254.15 billion as at 31 December 2012. Taking into consideration of the Company’s stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Notes:

1.	Except for basic earnings per share, all revenue and profit figures herein excludes deferred fixed-line upfront connection fee of RMB15 million in 2011.

2.	Including interconnection charges, depreciation and amortisation, networks, operation and support expenses, employee benefit expenses, selling and marketing expenses, general, administrative and other expenses, costs of telecommunications products sold, finance costs, interest income and other income-net.

3.	Included in the financial statements as set out in the Annual Report, in 2012, 3G terminal subsidy cost of RMB6.10 billion was charged to loss on sales of telecommunications products (revenue from sales of telecommunications products less costs of telecommunications products sold). For analytical purposes, the adjusted total costs and expenses were derived by including 3G terminal subsidy cost, interconnection charges, depreciation and amortisation, networks, operation and support expenses, employee benefit expenses, selling and marketing expenses, general, administrative and other expenses, finance costs, interest income and other income-net.

4.	EBITDA represents profit for the year before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2012, the Group had approximately 218,340 employees, 190 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 70,400 temporary staff in Mainland China. For the year ended 31 December 2012, employee benefit expenses were approximately RMB28.778 billion (for the year ended 31 December 2011: RMB26.601 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

AUDIT COMMITTEE

The audit committee, together with management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including a review of the audited consolidated financial statements for the financial year ended 31 December 2012.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2012, except for the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s memorandum and articles of association. All directors of the Company are subject to retirement by rotation at least once every three years.

(c)	Under Code Provision A.6.7, directors should attend general meetings. Due to overseas commitments or engagement in other unavoidable matters, some non-executive directors (including independent non-executive directors) of the Company did not attend certain general meetings.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to the Directors as to their respective compliance with the relevant code for securities transactions for the year ended 31 December 2012, and all of the Directors have confirmed such compliance.

CHARGE ON ASSETS

As at 31 December 2012, the Group did not pledge any property, plant and equipment to banks as loan security (31 December 2011: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2012, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

ACQUISITION OF UNICOM NEW HORIZON TELECOMMUNICATIONS COMPANY LIMITED

On 21 November 2012, China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of the Company, agreed to acquire from China United Network Communications Group Company Limited (“Unicom Group”) a 100% equity interest in Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”), which owns fixed-line telecommunications network assets located in 21 provinces and cities in southern China (the “Proposed Acquisition”) for a consideration of RMB12,165,750,000 (equivalent to approximately HK$14,987,990,000). Unicom Group is a connected person of the Company and the Proposed Acquisition constituted a connected transaction of the Company that is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. The Proposed Acquisition was approved by the independent shareholders of the Company at a shareholders’ meeting held on 21 December 2012.

All of the conditions precedent to the completion of the Proposed Acquisition were satisfied (or, if applicable, waived) on 26 December 2012 and the completion of the Proposed Acquisition took place on the same day. Following the completion of the Proposed Acquisition, Unicom New Horizon is now a wholly-owned subsidiary of CUCL and an indirect wholly-owned subsidiary of the Company.

Please refer to the Company’s announcement dated 21 November 2012, 21 December 2012 and 27 December 2012 and the circular dated 29 November 2012 for details.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 21 May 2013 (the “AGM”). Notice of the AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and will be sent to shareholders in due course.

FINAL DIVIDEND

The Board of Directors proposed to pay a final dividend of RMB0.12 per share (the “2012 Final Dividend”), with an aggregate amount of approximately RMB2.828 billion, to the shareholders. If approved by shareholders at the AGM, the 2012 Final Dividend is expected to be paid in Hong Kong dollars on or about 13 June 2013 to those members registered in the Company’s register of members as at 29 May 2013 (“Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1)	from 16 May 2013 to 21 May 2013, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the AGM (and any adjournment thereof). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 15 May 2013; and

(2)	from 27 May 2013 to 29 May 2013, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2012 Final Dividend. In order to qualify for the proposed 2012 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 May 2013.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2012 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2012 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2012 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2012 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 24 May 2013, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2012 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. The 2012 annual report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be dispatched to all shareholders in due course.

The 2012 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2012. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2012, which will be included in the Company’s 2012 annual report.

FORWARD-LOOKING STATEMENT

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of the telecommunications industry and related technology in the PRC; the level of the market demand for telecommunications services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy for the telecommunications industry; the effects of tariff reduction initiatives; the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; the availability, terms and deployment of capital; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; changes in the political, economic, legal and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results.

By order of the Board

China Unicom (Hong Kong) Limited

Chu Ka Yee

Company Secretary

Hong Kong, 21 March 2013

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny